Exhibit 99.11

APHRIA INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Aphria Inc., (the “Company” or “Aphria”), is for the three and twelve months ended May 31, 2017. It is supplemental to, and should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for year ended May 31, 2017, as well as the financial statements and MD&A for the year ended May 31, 2016. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts presented herein are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. Additional information regarding Aphria Inc. is available on our website at www.aphria.com or through the SEDAR website at www.sedar.com.

In this MD&A, reference is made to “all-in” cost of sales, cash costs to produce, adjusted gross profit, adjusted gross margin and EBITDA, which are not measures of financial performance under IFRS. The Company calculates each as follows:

•                  “All-in” cost of sales of dried cannabis per gram is equal to cost of sales of dried cannabis less the non-cash increase (plus the non-cash decrease) in the fair value (“FV”) of biological assets, if any, of dried cannabis plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as a benchmark of the Company against its competitors.

•                  Cash costs to produce dried cannabis per gram is equal to cost of sales of dried cannabis less the non-cash increase (plus the non-cash decrease) in the FV of biological assets, if any, amortization and packaging costs plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as it removes non-cash and post production expenses tied to our growing costs and provides a benchmark of the Company against its competitors.

•                  Adjusted gross profit is equal to gross profit less the non-cash increase (plus the non-cash decrease) in the FV of biological assets, if any. Management believes this measure provides useful information as it removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

•                  Adjusted gross margin is adjusted gross profit divided by revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

•                  EBITDA is net income(loss), plus (minus) income tax expense (recovery) plus (minus) finance expense (income), plus amortization, plus share-based compensation, plus (minus) non-cash FV adjustments related to biological assets, plus amortization of non-capital assets, plus impairment of intangible assets, plus (minus) loss (gain) on marketable securities, plus (minus) loss (profit) from equity accounted investee, plus (minus) EBITDA profit (loss) from equity accounted investee, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.

These measures are not necessarily comparable to similarly titled measures used by other companies.

All amounts in this MD&A are expressed in Canadian dollars and where otherwise indicated.

This MD&A is prepared as of July 11, 2017.

COMPANY OVERVIEW

Aphria Inc. is continued in Ontario, the Company’s common shares are listed under the symbol “APH” on the Toronto Stock Exchange (“TSX”) and under the symbol “APHQF” on the United States OTCQB Venture Market exchange.

Pure Natures Wellness (PNW), a wholly-owned subsidiary of the Company, is licenced to produce and sell medical marijuana under the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). PNW received its licence to produce and sell medical marijuana on November 26, 2014, followed by its licence to sell cannabis extracts on August 18, 2016. PNW’s operations are based in Leamington, Ontario. The Leamington greenhouse facility provides Aphria with the opportunity to be a scalable low cost producer of medical marijuana.

The Company is focused on producing and selling medical marijuana and its derivatives through a two-pronged growth strategy, including both retail sales and wholesale channels. Retail sales are primarily sold through Aphria’s online store as well as telephone orders. Wholesale shipments are sold to other ACMPR Licenced Producers.

INVESTOR HIGHLIGHTS

	Q4-2017	Q3-2017
Revenue	$5,717,866	$5,118,516
Kilograms equivalents sold	738.3	652.7
Cash cost to produce dried cannabis / gram — Aphria’s definition	$1.11	$1.73
Cash cost to produce dried cannabis / gram — Using competitors’ definition	$0.79	$1.42
“All-in” cost of sales of dried cannabis / gram	$1.67	$2.23
Adjusted gross margin	85.7%	70.0%
EBITDA	$2,826,667	$1,005,073
Cash and cash equivalents & marketable securities	$167,257,202	$122,029,195
Working capital	$169,051,562	$123,144,983
Capital and intangible asset expenditures	$31,955,214	$23,419,877

•                  Retail & wholesale platforms

•                  Upgraded to 9,000 kgs (annualized) production capability with first sale expected in late August 2017

•                  Short-term capacity upgrade to 30,000 kgs (annualized) production capability expected in next year

•                  Mid-term capacity upgrade to 100,000 kgs (annualized) production capability expected in 18 months

•                  Long-term capacity available via additional 200-acre property in Leamington, Ontario

•                  No crop failures since inception

•                  Seven consecutive quarters of EBITDA

•                  Four bought deals closed during the year, raising over $204,000,000 in share capital

•                  Strong executive team

•                  20+ years of Pharma experience

•                  35+ years of greenhouse growing experience

QUARTERLY HIGHLIGHTS

Increase in capacity expectations

The Company continues to refine and improve its industry leading greenhouse agricultural growing practices, combined with unique engineering changes embedded in both fully funded Part III and Part IV expansions, presently underway. Management believes that once full crop rotation has been attained after Part IV expansion is complete, annualized capacity will exceed 100,000 kilograms. Supporting management’s revised capacity projections are recent yield improvements resulting from the introduction of new lighting strategies, growing techniques and leveraging other “unique to greenhouse” strengths.

As a result of the above, the Company amended its previously reported capacity expectations for its expansion projects. The Company believes that the capacity after full crop rotation in Part II will increase from 8,000 kgs to 9,000 kgs annualized, in Part III it will increase from 22,000 kgs to 30,000 kgs annualized and in Part IV it will increase from 75,000 kgs to 100,000 kgs annualized.

Health Canada Approval Received for Part II Expansion

On May 15, 2017, the Company announced that Health Canada approved a license amendment that provides Aphria with additional production space of 57,000 square feet, as part of its Part II expansion at its facility in Leamington, Ontario. The announcement indicated that this would more than triple Aphria’s production capacity of medical cannabis from 2,600 kgs annually to 8,000 kgs annually. The 8,000 kgs annual capacity was subsequent increased to 9,000 kgs annually as discussed in the preceding paragraph. The first crop cultivated and produced at the Part II expansion will be available for sale in the middle of August.

Aphria reports seventh consecutive quarter of positive EBITDA

The Company reported EBITDA of $2,826,667 for the quarter and $6,082,546 for the year.

Improvement in cash cost to produce and “all-in” cost of sales of dried cannabis per gram

During the quarter, our “all-in” costs of dried cannabis per gram decreased from $2.23 in the prior quarter to $1.67 in the current quarter, representing a $0.56 decrease or a 25.1% decrease, and cash cost to produce per gram decreased from $1.73 to $1.11, representing a decrease of $0.62 or a 35.8% decrease. The decrease related to improved growing techniques and better cooperation from Mother Nature.

Investment in SecureCom Mobile Inc.

On November 23, 2016, Aphria invested $200,000 in SecureCom Mobile Inc. (“SecureCom”) via an unsecured convertible debenture. The debenture bore interest at 12% and was convertible into equity at $0.05 per share, and included the right to a warrant for each share of equity on conversion, priced at $0.08. On March 31, 2017, the Company exercised its conversion rights under the debenture and received 4,000,000 shares and 4,000,000 warrants priced at $0.08. Concurrently, the Company exercised its warrants at a cost of $320,000 and received an additional 4,000,000 shares. As a result of these transactions, Aphria owns 8,000,000 shares in SecureCom at a cost of $520,000.

Investment in DFMMJ Investments, Ltd.

On April 5, 2017, the Company announced it would invest $25 million into DFMMJ Investments, Ltd. (“DFMMJ”), which would acquire all or substantially all of the assets of Chestnut Hill Tree Farm LLC, through its subsidiary DFMMJ Investments, LLC, and subsequently amalgamate into a subsidiary of SecureCom Mobile Inc., a public company listed on the Canadian Securities Exchange, as part of a business combination (the “Business Combination”). As part of the series of transactions, Aphria agreed to license its Aphria Know-How System to DFMMJ. The funds, when combined with an additional $35 million raised in a brokered private placement led by Clarus Securities Inc., would be used for the launch of its US expansion strategy in an entity to be renamed Liberty Health Sciences Inc. (“Liberty”) that will operate in the United States under the brand “Aphria USA”. Also as part of the transaction, Aphria has agreed, to license its medical brand to DFMMJ, in exchange for a perpetual 3% royalty on all sales of cannabis and related products. Once the business combination is completed in July, the Company will own approximately 37.6% of the issued and outstanding common shares of Liberty.

Closing of May bought deal and debt financings

On May 9, 2017, the Company closed a bought deal financing and a separate debt financing, raising in excess of $105,000,000. The bought deal financing resulted in the Company issuing 13,269,252 common shares at a purchase price of $6.50 per share for $81,322,498, net of cash issuance costs. The debt financing raised $25,000,000 in a five-year term loan, with a 15-year amortization, bearing interest at 3.95%. The debt financing is secured by a first charge on the Company’s real estate holdings, a first position on a general security agreement, certain cash security and an assignment of fire insurance to the lender. As a result of the financings, the Company’s Part IV expansion project is now fully funded. In addition, the Company raised funds to support its working capital needs after completion of the expansion project and raised funds for possible strategic investment.

ANNUAL HIGHLIGHTS

Acquisition of Cacciavillani and F.M. Farms Ltd Property

On June 30, 2016, the Company closed the Purchase Agreement to acquire 9 acres of greenhouses, situated on 36 acres of property, known as 265 Talbot Street West, in Leamington, Ontario. The purchase price for the land and greenhouses was $6,100,000 and was considered a non-arm’s length transaction because the vendor is a director and officer of the Company. $3,250,000 of the purchase price was payable in cash on closing, and the remainder will be paid as a vendor take-back mortgage, bearing interest at 6.75% per annum, with a 5-year term and amortization. The Company maintains a right of first refusal to acquire an additional acre of property, known as 243 Talbot Street West, in Leamington, Ontario. The vendor maintains a put option on the same property valued at $1,000,000, subject to annual inflationary adjustments equal to the increases in the Consumer Price Index, which put option can only be exercised upon certain operating metrics being achieved.

Closing of August bought deal financing

On August 18, 2016, the Company announced the closing of its bought deal financing. Under the bought deal, the Company raised gross proceeds of $34,500,000, and net proceeds of approximately $32,000,000 after accounting for underwriting, legal and other costs and issued 17,250,000 common shares. The Company plans to use the proceeds primarily to fund future expansion.

Approval of Supplemental Oil Sales License

On August 17, 2016, the Company received an amendment to its licence to produce and sell medical cannabis. At the time, the Company currently had capacity to produce approximately 12,000 60 mL bottles of cannabis oil per month. Each 60 mL bottle of oil contains the equivalent of 10 grams of dried cannabis.

Announcement of purchase agreement for DiNiro Farms Inc.

On August 19, 2016, the Company entered into an agreement to purchase 11 acres of additional greenhouse property adjacent to its existing campus for a $2,100,000 cash payment. The property consists of 345,000 square feet of existing greenhouse, which was subsequently demolished. Concurrent with the transaction, the abutting property was merged into Aphria’s existing municipal address, thereby avoiding the need to apply for a new Health Canada site licence.

Announcement of Medlab Supply Agreement

On August 22, 2016, the Company announced that it entered into a supply agreement with Medlab Clinical Limited. Medlab is an Australian based biotechnology company that develops and sells nutraceuticals in the US and Australia to support drug discovery and development of new medicines.

Commencement of Part II Expansion

During the quarter ended August 31, 2016, the Company received board approval and began construction on a fully funded $10,000,000 capital expansion project. The project, referred to as “Part II Expansion”, increased the Company’s greenhouse production space from approximately 43,000 to 100,000 square feet. The capital project includes 57,000 square feet of ACMPR greenhouse space, an 8,000 square foot corporate office, a 2,400 square foot Level 10 vault, and electrical and sewer upgrades necessary of the operation of Aphria’s current and future greenhouse space. At the time, the capital project was expected to increase the Company’s annual growing capacity from 2,500 kgs to 6,000 kgs. This figure was subsequently increased to 9,000 kgs.

Announcement of Tokyo Smoke Licensing Deal

On September 7, 2016, the Company announced a ground-breaking licensing deal with Tokyo Smoke, a premium cannabis-oriented lifestyle brand. The transaction will be the first-of-its-kind in Canada as it combines a premium consumer lifestyle brand and a licensed producer and seeks to pave the way for how future cannabis brands operate in Canada. The deal will allow Aphria to ship Tokyo Smoke branded cannabis in Canada to registered patients through the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) system.

Board Approval Received for Part III Expansion

On September 16, 2016, the Company announced that its Board of Directors approved a fully funded $24.5 million capital project internally identified as Part III expansion. The project will increase Aphria’s capacity under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) from 100,000 square feet to 300,000 square feet and, at the time, was expected to increase the Company’s ACMPR compliant growing capabilities from 7,500 kgs annually to 21,000 kgs annually. This figure was subsequently adjusted to 30,000 kgs. The project includes 200,000 square feet of state-of-the-art Dutch style greenhouses, 21,000 square feet of infrastructure, including four Level 9 vaults, automation for both the greenhouses and processing areas and security consistent with ACMPR standards. Aphria anticipates completion of this phase of the project within 12 months of the announcement, Health Canada approvals within 4 months of completing the expansion and reaching full crop rotation within 4 months after Health Canada approval.

IP Transfer Agreement with Copperstate Farms LLC in Arizona

On October 27, 2016, the Company agreed to license its greenhouse growing intellectual property to Copperstate Farms LLC (“CSF”) in exchange for 5,000 membership units of CSF (representing a 5% membership interest at the time). At the same time, the Company, through its subsidiary Aphria (Arizona) Inc., paid $1.3 million (USD) for 2,600 membership units (representing a 5% membership interest at the time) in Copperstate Farms Investors LLC (“CSFI”), the parent company of Copperstate Farms LLC.

On December 19, 2016, the Company paid an additional $1.3 Million USD for an additional 2,600 membership units (representing a 5% membership interest at the time) in CSFI.

On March 24, 2017, the Company paid an additional $3 million USD for an additional 6,000 membership units in CSFI.

Closing of November bought deal financing

On November 30, 2016, the Company announced the closing of its bought deal financing. Under the bought deal, the Company raised gross proceeds of $40,250,000, and net proceeds of $37,263,475 after accounting for underwriting, legal and other costs and issued 10,062,500 common shares. The Company plans to use the proceeds primarily to fund future expansion.

Investment in Resolve Digital Health Inc.

On December 1, 2016, Aphria purchased 10,432 common shares of Resolve Digital Health Inc. (“Resolve”), a private company in the process of developing a delivery system for medical marijuana, and an equivalent number of common share purchase warrants for gross proceeds of $1,000,000. Following a stock split in January 2017, Aphria now owns 2,000,024 common shares and 2,000,024 common share purchase warrants of Resolve, exercisable at $0.65 per warrant at any time for a period expiring five years from the date of issuance.

Investment in Tetra Bio-Pharma Inc.

On December 6, 2016, Aphria purchased 5,000,000 common shares of Tetra Bio-Pharma Inc. (“TBP”), a company engaged in pain management research, at a price of $0.20 per share for an aggregate purchase price of $1,000,000, pursuant to a private placement. As part of the transaction, Aphria received 5,000,000 warrants, each for conversion into one common share, at a price of $0.26 per warrant for a period of three years. The warrants are subject to an accelerated expiry if TBP’s shares trade above $0.45 for 30 consecutive trading days at which time the warrants will become subject to a 30-day expiry period if not exercised. The Company subsequently exercised the warrants at a cost of $1,300,000.

Task Force on Cannabis Legalization and Regulation issues report to Federal Government

On December 13, 2016, the Task Force on Cannabis Legalization and Regulation (the “Task Force”), which was established by the Canadian Federal Government to seek input on the design of a new system to legalize, strictly regulate and restrict access to marijuana, completed its review and published its report outlining its recommendations. It is expected that the Canadian Federal Government will introduce for consideration legislation for the legalization of marijuana in the spring of 2017.

Aphria secures secondary site with 200-acre property acquisition

On December 14, 2016, Aphria entered into a purchase and sale agreement to acquire 200 acres of fully serviced vacant land for $6.24 million. As the land acquired is not adjacent to the Company’s existing operations, the Company will require a new site license from Health Canada for the property. The transaction closed on January 31, 2017.

Investment in Canabo Medical Inc.

On December 23, 2016, Aphria purchased 6,000,000 common shares of Canabo Medical Inc. (“Canabo”), the owner and operator of Cannabinoid Medical Clinics, or CMClinics, Canada’s largest referral-only clinics for medical cannabis, at a price of $1.40 per common share for an aggregate price of $8,483,333, including issuance costs, pursuant to a private placement subject to a mandatory four-month holding period. Following the financing, Aphria owned approximately 16.6% of the total issued and outstanding common shares of Canabo. On March 9, 2017, the Company sold 500,000 common shares held in Canabo for net proceeds of approximately $340,000, which were subject to a mandatory 4-month holding period, expiring on April 23, 2017. The Company purchased 500,000 shares on March 13, 2017 for $370,700. In May 2017, the Company sold 5,200,000 shares for net proceeds of $2,345,000.

Board Approval Received for Part IV Expansion

On January 16, 2017, the Company announced that its Board of Directors (“the Board”) approved a $137 million capital project internally identified as Part IV expansion. The project will increase Aphria’s capacity under the ACMPR from 300,000 square feet to 1,000,000 square feet and is expected to increase the Company’s ACMPR compliant growing capabilities, at the time, from 21,000 kgs annually to 70,000 kgs annually. This figure was subsequently amended to 100,000 kgs. The project includes 700,000 square feet of state-of-the-art Dutch style greenhouses, 200,000+ square feet of infrastructure, including four Level 9 vaults, automation for both the greenhouses and processing areas and security consistent with ACMPR standards. Aphria anticipates completion of this phase of the project within 18 months of the announcement, Health Canada approvals within 4 months of completing the expansion and reaching full crop rotation within 4 months after Health Canada approval.

Investment in Green Acres Capital Fund

On January 23, 2017, Aphria agreed to invest in Green Acres Capital Fund, a Canadian investment fund seeking investments in the legal marijuana sector in Canada, the United States and internationally. In relation to its participation, Aphria committed $2,000,000 to the expected $30,000,000 fund and as of the date of this MD&A, has invested $300,000.

Additional investments in Kalytera Therapeutics, Inc.

On January 31, 2017, Aphria subscribed for an additional 2,222,000 common shares of Kalytera for a purchase price of $999,900 pursuant to a private placement which closed on February 7, 2017, subject to final approval of the TSXV. On February 22, 2017, Aphria purchased an additional 1,450,000 common shares of Kalytera Therapeutics, Inc. in the secondary market for a purchase price of $1,014,420.

Closing of February bought deal financing

On February 24, 2017, the Company announced the closing of its bought deal financing. Under the bought deal, the Company raised gross proceeds of $57,500,000, and net proceeds of $53,869,357 after accounting for underwriting, legal and other costs and issued 11,500,000 common shares. The Company plans to use 80% of the proceeds primarily to fund its Part IV expansion and reserve the remainder for strategic investments.

Approval received to graduate to Toronto Stock Exchange

On February 6, 2017, Aphria received conditional approval from the TSX to graduate from the TSX Venture Exchange and to list its common shares on the TSX. On March 21, 2017, the Company announced that its common shares began trading on the TSX as of the open of the market on March 22, 2017. The common shares continue to trade under the symbol “APH”. In conjunction with listing on the TSX, the common shares were voluntarily delisted from the TSX Venture Exchange prior to the commencement of trading on March 22, 2017.

FAIR VALUE MEASUREMENTS

Impact of fair value metrics on biological assets and inventory

In accordance with IFRS, the Company is required to record its biological assets at fair value. During the main growth phase, the cost of each plant is accumulated on a weekly basis. This occurs from the date of clipping from a mother plant up to the end of the twelfth week of growth. For the remainder of the growing period, the cost of each plant continues to be accumulated on a weekly basis but also includes an allocation to recognize the eventual fair value of the plant. At the time of harvest, the accumulated cost of each plant is based on the number of grams harvested and the Company increases the cost value to its full fair value less costs to sell.

As at May 31, 2017, the Company’s harvested cannabis and cannabis oil, as detailed in Note 9, and biological assets, as detailed in Note 10 of its financial statements, are as follows:

	May 31, 2017	February 28, 2017
Harvested cannabis — at cost	$1,076,818	$801,639
Harvested cannabis — fair value increment	1,430,145	924,068
Harvested cannabis trim — at cost	152,081	—
Harvested cannabis trim — fair value increment	268,241	—
Cannabis oil — at cost	316,412	387,845
Cannabis oil —fair value increment	365,644	298,090
Biological assets — at cost	1,203,479	574,256
Biological assets — fair value increment	159,270	77,791
Cannabis products — at fair value	$4,972,090	$3,063,689

In an effort to increase transparency, the Company’s biological assets are carried at fair value increments of $0.54, $1.08, $1.62 and $2.14 per gram for weeks 13, 14, 15 and 16, respectively. Harvested cannabis, harvest cannabis trim and cannabis oil are carried at fair values of $3.75 per gram, $3.00 per gram and $0.625 per mL, respectively. The individual components of fair values are as follows:

	May 31, 2017	February 28, 2017
Harvested cannabis — at cost — per gram	$1.61	$1.74
Harvested cannabis — fair value increment — per gram	2.14	2.01
Harvested cannabis trim — at cost — per gram	1.09	—
Harvested cannabis trim — fair value increment — per gram	1.91	—
Cannabis oil — at cost — per mL	0.35	0.35
Cannabis oil — fair value increment — per mL	0.28	0.28

COST PER GRAM

Calculation of “all-in” costs of sales of dried cannabis per gram

The Company calculates “all-in” cost of sales of dried cannabis per gram as follows:

	Three months ended
	May 31,	February 28,
“All-in” cost of sales of dried cannabis per gram	2017	2017

Cost of sales for the quarter including IFRS adjustments	$(108,445)	$1,550,447
Add (Less): Cost of accessories	(31,398)	(26,778)
Cannabis oil conversion costs	(27,857)	(50,468)
Increase in plant inventory	480,000	—
Net effect of FV change in biological assets	923,351	(14,243)
Cost of sales of dried cannabis excluding IFRS adjustments	$1,235,651	$1,458,958

Grams equivalents sold during the quarter	738,299	652,472
“All-in” cost of sales of dried cannabis per gram	$1.67	$2.23

In the current quarter, the Company included a new reconciling item in its calculation of “All-in” costs to produce dried cannabis per gram, increase (decrease) in plant inventory. As part of its Part II expansion, the number of plants the Company is growing increased. This increase attributed a portion of the production expenses normally incurred by the Company in the quarter to biological assets, as opposed to inventory and/or unasborbed overhead, which is a period expense. To maintain comparability of this figure from quarter to quarter, the Company determined it was appropriate to normalize this item as part of the above calculation. In the future, the Company anticipates that it will have further increases in the number of plants it is growing, with such increases tied to the start of production in each future expansion project.

Calculation of cash costs to produce dried cannabis per gram — Aphria’s definition

The Company calculates cash costs to produce dried cannabis per gram as follows:

	Three months ended
	May 31,	February 28,
Cash costs to produce dried cannabis per gram — Aphria’s definition	2017	2017

Cost of sales of dried cannabis excluding IFRS adjustments	$1,235,651	$1,458,958
Amortization	(267,826)	(236,175)
Packaging costs	(150,695)	(91,411)
Cash costs to produce dried cannabis — Aphria’s definition	$817,130	$1,131,372

Gram equivalents sold in the quarter	738,299	652,742
Cash costs to produce per gram — Aphria’s definition	$1.11	$1.73

Calculation of cash costs to produce dried cannabis per gram — Using competitors’ definition

While the Company believes strongly in its definition of cash costs to produce dried cannabis per gram, certain of its publicly traded competitors are disclosing a similar metric but for which they are using a different definition of cash costs. The primary differences between Aphria’s definition and certain competitors’ definition is that Aphria’s definition includes the costs related to indirect labour expenses and quality control costs. Aphria believes that both of these expenses should be included in any cash cost calculation. However, for the sole purpose of presenting a figure which is comparable to this other definition, we re-calculated our cash costs to produce dried cannabis per gram as follows:

	Three months ended
Cash costs to produce dried cannabis per gram- Using	May 31,	February 28,
competitors’ definition	2017	2017

Cash costs to produce dried cannabis	$817,130	$1,131,372
Post production costs	(230,902)	(206,803)
Cash costs to produce dried cannabis — Using competitors’ definition	$586,228	$924,569
Gram equivalents sold in the quarter	738,299	652,742
Cash costs to produce per gram- Using competitors’ definition	$0.79	$1.42

INDUSTRY TRENDS AND RISKS

The Company’s overall performance and results of operations are subject to a number of risks and uncertainties. The economic, industry and risk factors discussed in our Annual Report, each in respect of the year ended May 31, 2016 and in our Short Form Prospectus, dated November 24, 2016 and February 17, 2017, remain substantially unchanged in respect of the year ended May 31, 2017. However, certain additional risks are outlined below, and the most significant risks from our previous disclosure are reported for reference purposes.

Recent Announcements in the United States

On March 27, 2017, the Company announced that it had made an additional investment of $3 million USD in Copperstate. The investment increased Aphria’s equity ownership in Copperstate from 10% to 18.5% on a non-diluted basis. As previously disclosed, Copperstate’s wholly-owned subsidiary, Copperstate Farms, LLC, is a US-based licensed producer and seller of medical cannabis under the Arizona Medical Marijuana Act.

On April 4, 2017, the Company announced the launch of its US expansion strategy through a strategic lead investment in an entity to be renamed Liberty Health Sciences Inc. (“Liberty”) that will operate in the United States under the brand “Aphria USA”. In connection with the investment, Liberty will acquire all or substantially all of the assets of Chestnut Hill Tree Farm LLC, a licensed holder and authorized dispensing organization of low-THC medical cannabis to patients in need in the State of Florida. While the initial investment relates to the State of Florida, the intention of Aphria’s US expansion strategy is to target key states that have approved the medical use of marijuana and meet the Company’s stringent investment criteria.

In light of these recent announcements, the Board has undertaken to consider, evaluate, assess and provide additional disclosure on any risks there may be to investors as a result of certain investments in entities involved with medical marijuana in the United States. Outlined below is a summary of certain risks that the Board has identified as being appropriate to highlight to investors at this time. These risks will continue to be considered, evaluated, reassessed, monitored and analyzed on an on-going basis and will be supplemented, amended and communicated to investors as necessary or advisable in the Company’s future public disclosure.

While marijuana is legal in many US state jurisdictions, it continues to be a controlled substance under the United States federal Controlled Substances Act

Unlike in Canada which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical marijuana under the Access to Cannabis for Medical Purposes Regulations, investors are cautioned that in the United States, marijuana is largely regulated at the state level. To the Company’s knowledge, there are to date a total of 28 states, plus the District of Columbia, that have legalized marijuana in some form, including Arizona and Florida as noted above in connection with the investments in Copperstate and Liberty. Notwithstanding the permissive regulatory environment of medical marijuana at the state level, marijuana continues to be categorized as a controlled substance under the Controlled Substances Act (the “CSA”) in the United States and as such, may be in violation of federal law in the United States.

The United States Congress has passed appropriations bills each of the last three years that have not appropriated funds for prosecution of marijuana offenses of individuals who are in compliance with state medical marijuana laws. American courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state law. However, because this conduct continues to violate federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business—even those that have fully complied with state law—could be prosecuted for violations of federal law. And if Congress restores funding, the government will have the authority to prosecute individuals for violations of the law before it lacked funding under the CSA’s five-year statute of limitations.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical marijuana licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The approach to the enforcement of marijuana laws may be subject to change or may not proceed as previously outlined

As a result of the conflicting views between state legislatures and the federal government regarding marijuana, investments in marijuana businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of marijuana as a controlled substance at the federal level in the United States, several US states have enacted laws relating to marijuana for medical purposes.

The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of marijuana offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing marijuana in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of marijuana, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to marijuana. States where medical marijuana had been legalized were not characterized as a high priority. In March of this year, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit, however, he disagreed that it had been implemented effectively and has not committed to utilizing the Cole Memorandum framework going forward.

The Board has informed its decision to authorize and approve the investments in Copperstate and Liberty based on the guidelines outlined in the Cole Memorandum and believes that the risk of federal prosecution and enforcement is currently unlikely. However, unless and until the Cole Memorandum is memorialized in federal legislation, there can be no assurance that the federal government will not seek to prosecute cases involving medical marijuana businesses that are otherwise compliant with state law.

Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favour of the Company.

The Company’s investments in the United States are subject to applicable anti-money laundering laws and regulations

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act),

the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In February 2014, the Financial Crimes Enforcement Network (“FCEN”) of the Treasury Department issued a memorandum providing instructions to banks seeking to provide services to marijuana-related businesses. The FCEN Memo states that in some circumstances, it is permissible for banks to provide services to marijuana-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on marijuana-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo.

In the event that any of the Company’s investments, or any proceeds thereof, or any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, affect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, in the event that a determination was made that the investments in Copperstate or Liberty (or any future investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

As of the date hereof, following discussions with its legal counsel, the Company is not aware of any violation of the above noted statutes as a result of its investments in Copperstate and Liberty and has no reason to believe that such investments may be constituted as, whether directly or indirectly, money laundering or proceeds of crime. However, any future exposure to money laundering or proceeds of crime could subject the Company to financial losses, business disruption and damage to the Company’s reputation. In addition, there is a risk that the Company may be subject to investigation and sanctions by a regulator and/or to civil and criminal liability if the Company has failed to comply with the Company’s legal obligations relating to the reporting of money laundering or other offences.

The Company’s investments in the United States may be subject to heightened scrutiny

For the reasons set forth above, the Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction.

Government policy changes or public opinion may also result in a significant influence over the regulation of the marijuana industry in Canada, the United States or elsewhere. A negative shift in the public’s perception of medical marijuana in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical marijuana, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, financial condition and results of operations.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by Aphria or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Risk Factors Related to Dilution

The Company may issue additional Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

Risks Inherent in an Agricultural Business

Aphria’s business involves the growing of medical marijuana, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although Aphria expects that any such growing will be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production

Environmental Regulations and Risks

Aphria’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Aphria’s operations. Government approvals and permits are currently, and may in the future be required in connection with Aphria’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Reliance on a Single Facility

To date, Aphria’s activities and resources have been primarily focused on the premises in Leamington, Ontario. Aphria expects to continue the focus on this facility for the foreseeable future. Adverse changes or developments affecting the existing facility could have a material and adverse effect on Aphria’s ability to continue producing medical marijuana, its business, financial condition and prospects.

Third Party Transportation

In order for customers of Aphria to receive their product, Aphria must rely on third party transportation services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by Aphria. Any delay by third party transportation services may adversely affect Aphria’s financial performance. Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on Aphria’s business, financials and prospects. Any such breach could impact Aphria’s ability to continue operating under its licenses or the prospect of renewing its licenses.

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management (collectively, “Key Personnel”). Aphria’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of a Key Person, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Aphria’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. Further, as a Licensed Producer, each Key Person is subject to a security clearance by Health Canada. Under the ACMPR a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of the Company’s existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a Key Person to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a Key Person leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by the ACMPR in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such employees.

Limited Operating History

Aphria, while incorporated in 1994, began carrying on business in 2012 and did not generate revenue from the sale of products until late 2014. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Product Liability

As a distributor of products designed to be ingested by humans, Aphria faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of Aphria’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of Aphria’s products alone or in combination with other medications or substances could occur. Aphria may be subject to various product liability claims, including, among others, that Aphria’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against Aphria could result in increased costs, could adversely affect Aphria’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of Aphria. There can be no assurances that Aphria will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Aphria’s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of Aphria’s products are recalled due to an alleged product defect or for any other reason, Aphria could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Aphria may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Aphria has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of Aphria’s significant brands were subject to recall, the image of that brand and Aphria could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Aphria’s products and could have a material adverse effect on the results of operations and financial condition of Aphria and the Resulting Issuer. Additionally, product recalls may lead to increased scrutiny of Aphria’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Results of Future Clinical Research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although Aphria believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this prospectus or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition and results of operations.

Insurance Coverage

The Company has insurance to protect its assets, operations, directors and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which Aphria is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

Negative Consumer Perception

The Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the cannabis distributed for medical purposes to such consumers. Consumer perception of Aphria’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, political statements both in Canada and in other countries, media attention and other publicity (whether or not accurate or with merit) regarding the consumption of cannabis products for medical purposes, including unexpected safety or efficacy concerns arising with respect to the products of the Company or its competitors. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations and financial condition of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity (whether or not accurate or with merit), could have an adverse effect on any demand for Aphria’s products which could have a material adverse effect on the Company’s business, financial condition and results of operations. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis for medical purposes in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

Securing Adequate Financing to Fund Operations and Meet Expected Consumer Demand

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of Aphria may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. In addition, from time to time, Aphria may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing.

Identify and Execute Future Acquisitions or Dispositions, or to Successfully Manage the Impact of Such Transactions on its Operations

Although there is no present intention to undertake any of the following transactions, material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) Aphria may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations, and (vi) loss or reduction of control over certain of the Company’s assets.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Regulatory or Agency proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Aphria may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Aphria to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the value of the Common Shares and could use significant resources. Even if Aphria is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as Aphria may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, Aphria may need to obtain licenses from third parties who allege that the Company has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Constraints on Marketing Products

The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. The regulatory environment in Canada limits the Company’s ability to compete for market share in a manner similar to other industries. If Aphria is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.

Fraudulent or Illegal activity by its employees, contractors and consultants

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Aphria, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Information technology systems and cyber-attacks

Aphria has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Aphria has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Breaches of security at its facilities, or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose Aphria to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, Aphria collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If Aphria was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company.

Expansion of Facilities

Certain contemplated capital expenditures previously publicly disclosed by the Company, including, without limitation, Part III Expansion and Part IV Expansion, will require Health Canada approval. There is no guarantee that Health Canada will approve the contemplated expansions in a timely fashion, nor is there any guarantee that the expansion will be completed in its currently proposed form, if at all. The failure of the Company to successfully execute its expansion strategy (including receiving the expected Health Canada approvals in a timely fashion) could adversely affect the business, financial condition and results of operations of the Company.

Reliance on the Licence

Aphria’s ability to grow, store and sell medical marijuana in Canada is dependent on maintaining its licence with Health Canada. Failure to comply with the requirements of the licence or any failure to maintain its licence would have a material adverse impact on the business, financial condition and operating results of Aphria. Although Aphria believes it will meet the requirements of the ACMPR for extension of the licence, there can be no guarantee that Health Canada will extend or renew the licence or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licence or should it renew the licence on different terms, the business, financial condition and results of the operation of Aphria would be materially adversely affected.

Legislative or Regulatory Reform

The commercial medical marijuana industry is a new industry and the Company anticipates that such regulations will be subject to change as the Federal Government monitors Licenced Producers in action. Aphria’s operations are subject to a variety of laws, regulations, guidelines and policies relating to the manufacture, import, export, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical marijuana but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. While to the knowledge of management, Aphria is currently in compliance with all such laws, any changes to such laws, regulations, guidelines and policies due to matters beyond the control of Aphria may cause adverse effects to its operations.

History of Losses

The Company incurred losses in prior periods. Aphria may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, Aphria expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If Aphria’s revenues do not increase to offset these expected increases in costs and operating expenses, Aphria will not be profitable.

Changes to Reimbursement Allowances for Veterans

On November 22, 2016, the Minister of Veterans Affairs announced that Veterans Affairs Canada (“VAC”) will issue new rules related to the reimbursement of medical cannabis for veterans. The new rules limit the amount of reimbursement to veterans in two ways. First, the amount of medical marijuana that can be reimbursed is expected to be limited to 3.0 grams per day (per veteran), such change to be effective as of May 21, 2017. Second, effective November 22, 2016, the price per gram reimbursement was limited to $8.50 per gram. The Company understands that the new rules may allow individual veterans to receive reimbursement for more than 3.0 grams a day, on a case by case basis, subject to specific conditions, which as of the date hereof have yet to be fully delineated. Accordingly, the Company has not yet been able to fully model the impact that the proposed VAC changes may have on the Company’s revenue stream. It is also unclear how many veteran patients of Aphria, if any, may meet the case by case exemption referenced herein. Investors are cautioned that the VAC changes may have a material effect on Aphria’s business in the event that the Company is unable to secure offsetting revenue streams, its veteran patients do not qualify for an exemption or if further amendments to the VAC changes are announced.

Competition

On October 19, 2015, the Liberal Party of Canada (“Party”) obtained a majority government in Canada. The Party has committed to the legalization of recreational cannabis in Canada. See Risk Factors - Changes in Laws, Regulations and Guidelines for more information on Bill C-45, which proposes the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. However, it is unknown if this regulatory change will be implemented at all. The introduction of a recreational model for cannabis production and distribution may impact the medical marijuana market. The impact of this potential development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

The government has only issued to date a limited number of licenses, under the ACMPR, to produce and sell medical marijuana. There are, however, several hundred applicants for licenses. The number of licenses granted could have an impact on the operations of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. According to Health Canada there are currently 51 Licensed Producers. If the number of users of medical marijuana in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

RESULTS OF OPERATIONS

Revenue

Revenue for the three months ended May 31, 2017 was $5,717,866 versus $2,776,316 in the same period of 2016 and $5,118,516 in the third quarter of fiscal 2017.

The increase in revenue from the same period in the prior year was largely related to the continued growth of patients offset by a decrease in the average selling price per gram equivalent from $8.16 to $7.67.

The increase in revenue during the quarter from the prior quarter was largely related to:

•                  Continued acceleration of patient onboarding, including sales of 146,430 gram equivalents to patients on-boarded in the quarter;

•                  Continued growth of sales to existing patients, including sales of 581,800 gram equivalents to patients on-boarded prior to the quarter;

•                  Wholesale orders to other Licensed Producers of 10,069 grams; and,

•                  An increase in the percentage of cannabis oil sold, at a higher average price than dried cannabis, to 31.7% of sales from 25.6% in the prior quarter.

These factors were partially offset by a decrease in the average selling price per gram equivalent from $7.85 to $7.67.

Revenue for the year ended May 31, 2017 was $20,438,483 versus $8,433,929 in the same period of 2016. The reason for the increase in sales in the twelve-month period is consistent with the reasons for the increase in sales in the three-month period of the prior year above, being continued acceleration of patient onboarding, continued growth of sales to existing patients, introduction for sale of cannabis oils, offset by lower average pricing per gram to veterans during the last two quarters of the fiscal year and patient churn.

Gross profit and gross margin

The gross profit for the three months ended May 31, 2017 was $5,826,311, compared to $2,106,394 in the same period in the prior year. The increase in gross profit from the prior year is consistent with the much larger patient base over the prior year offset, decreased production costs per gram equivalent and the increase in the fair value adjustment for biological assets against the decrease in average selling price per gram equivalent.

The gross profit for the year ended May 31, 2017 was $17,297,533, compared to a gross profit of $5,977,428 in the same period of the prior year.

Due to the rapid volume of growth in the Company over the past 12 months, as a result of continued patient acquisitions, management believes more appropriate comparisons of gross profit and gross margin are between the three months ended May 31, 2017 and the three months ended February 28, 2017.

The gross profit for the three months ended May 31, 2017 increased to $5,826,311, compared to $3,568,069 in the prior quarter, as shown below:

	Three months ended
	May 31, 2017	February 28, 2017
Revenue	$5,717,866	$5,118,516

Cost of sales
Cost of goods sold	547,080	1,300,029
Amortization	267,826	236,175
Net effect of FV change in biological assets	(923,351)	14,243
	(108,445)	1,550,447

Gross profit	$5,826,311	$3,568,069
Gross margin	101.9%	69.7%

Cost of sales currently consist of three main categories: (i) cost of goods sold; (ii) amortization and, (iii) net effect of FV change in biological assets.

(i) Cost of goods sold include the direct cost of materials and labour related to the medical cannabis sold. This would include growing, cultivation and harvesting costs, stringent quality assurance and quality control, cannabis oil processing costs, as well as packaging and labelling. All medical cannabis shipped and sold by Aphria has been grown and produced by the Company.

(ii) Amortization includes amortization of production equipment and greenhouse infrastructure utilized in the production of medical cannabis.

(iii) Net effect of FV change in biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the net effect of the non-cash fair value adjustment of biological assets (medical cannabis) produced and sold in the period. In an effort to increase transparency, management deems it necessary to disclose that inventory of Harvested cannabis (Note 9 — Consolidated financial statements for the year ended May 31, 2017) consists of dried flower, dried trim and cannabis oil, of which dried flower is carried at a value of $3.75 per gram, dried trim is carried at $3.00 a gram and cannabis oil is carried at $0.625/mL (6mL of cannabis oil is equivalent to 1 gram of dried product).

The decrease in cost of goods sold is primarily attributable to increased over-absorption of overhead costs in the quarter, which represent period costs as described above. The incremental over-absorption of overhead costs was primarily a function of increased production yields in the greenhouse versus our standard costs.

Management believes that the use of non-cash IFRS adjustments in calculating gross profit and gross margin can be confusing due to the large value of non-cash fair value metrics required. Accordingly, management believes the use of an adjusted gross profit and adjusted gross margin provides a better representation of performance by excluding non-cash fair value metrics required by IFRS.

Adjusted gross profit and adjusted gross margin are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The following is the Company’s adjusted gross profit and adjusted gross margin as compared to IFRS for the quarter:

	Three months ended		Three months ended
	May 31, 2017		May 31, 2017
	IFRS	Adjustments	Adjusted
Revenue	$5,717,866	$—	$5,717,866

Cost of sales
Cost of goods sold	547,080	—	547,080
Amortization	267,826	—	267,826
Net effect of FV change in biological assets	(923,351)	923,351	—
	(108,445)	923,351	814,906

Gross profit	$5,826,311	(923,351)	$4,902,960

Gross margin	101.9%		85.7%

The following is the Company’s adjusted gross profit and adjusted gross margin as compared to IFRS for the year ended May 31, 2017:

	Year ended		Year ended
	May 31, 2017		May 31, 2017
	IFRS	Adjustments	Adjusted
Revenue	$20,438,483	$—	$20,438,483

Cost of sales
Cost of goods sold	3,599,342	—	3,599,342
Amortization	985,533	—	985,533
Net effect of FV change in biological assets	(1,443,925)	1,443,925	—
	3,140,950	1,443,925	4,584,875

Gross profit	$17,297,533	(1,443,925)	$15,853,608

Gross margin	84.6%		77.6%

Selling, general and administrative

Selling, general and administrative expenses are comprised of general and administrative, share-based compensation, selling, marketing and promotion, amortization, research and development and impairment of intangible asset. These costs increased by $1,746,404 to $3,860,184 from $2,113,780 in the same quarter in the prior year and increased $11,621,406 to $18,689,495 from $7,068,089 in the twelve-month period of the prior year.

Selling, general and administrative costs

	Three months ended May,		Year ended May,
	2017	2016	2017	2016
General and administrative	$1,263,118	$783,136	$4,678,054	$2,425,123
Share-based compensation	688,546	57,235	2,399,111	462,314
Selling, marketing and promotion	1,609,445	1,109,944	6,663,862	3,598,481
Amortization	240,748	163,463	956,043	361,763
Research and development	58,327	2	492,425	220,408
Impairment of intangible asset	—	—	3,500,000	—
	$3,860,184	$2,113,780	$18,689,495	$7,068,089

General and administrative costs

	Three months ended May,		Year ended May,
	2017	2016	2017	2016
Executive compensation	$209,169	$296,208	$828,924	$752,337
Consulting fees	87,308	5,410	219,619	39,723
Office and general	230,655	165,312	1,336,508	591,555
Professional fees	216,812	95,422	607,846	359,580
Salaries and wages	353,193	125,048	1,141,873	394,627
Travel and accommodation	143,960	83,033	463,914	242,237
Rent	22,021	12,703	79,370	45,064
	$1,263,118	$783,136	$4,678,054	$2,425,123

The increase in general and administrative costs during the quarter was largely related to an increase in:

•                  Salaries and wages and office and general as a result of increased activity within the business over the same period in the prior year;

•                  Consulting fees, predominantly associated with various negotiations, investor relations and reviews of current and potential business relationships necessary to sustain growth of the Company, and

•                  Professional fees, predominantly comprised of legal costs, associated with various negotiations and reviews of current and potential business relationships necessary to sustain growth of the Company, including our recent listing on the TSX.

The increase in general and administrative costs during the twelve-month period was largely related to the same factors as in the three-month period.

Share-based compensation

The Company recognized share-based compensation expense of $688,546 for the three months ended May 31, 2017 compared to $57,235 for the prior year. Share-based compensation was valued using the Black-Scholes valuation model and represents a non-cash expense. The increase in share-based compensation is consistent with the increase in stock options issued during the respective period, 140,000 in the current period compared to 50,000 in the same period of the prior year. Of the stock options granted in the quarter, 44,999 vested in the quarter. In addition to stock options, during the quarter, the Company issued 112,500 common shares, priced at $4.96 per share to a third-party consultant of the Company in exchange for services to be provided.

For the year ended May 31, 2017, the Company incurred share-based compensation of $2,399,111 as opposed to $462,314 in the prior year, including the expenses related to the shares for services described in the three-month period. 2,253,000 options were granted during the twelve-month period ended May 31, 2017, as opposed to 565,000 options in the comparable period of the prior year. Of the options granted in the twelve-month period ended May 31, 2017, only 807,448 vested in that twelve-month period.

Selling, marketing and promotion costs

For the three months ended May 31, 2017, the Company incurred selling, marketing and promotion costs of $1,609,445, or 28.1% of revenue versus $1,109,944 or 40.0% of revenue in the comparable prior period. These costs related to patient acquisition and ongoing patient maintenance, the Company’s call centre operations, shipping costs, marketing department, as well as the development of promotional and information materials. The increase is directly correlated with the increase in patient and sales volumes over the comparable period.

For the year ended May 31, 2017, the Company incurred selling, marketing and promotion costs of $6,663,862 or 32.6% of revenue, as opposed to $3,598,481 or 42.7% of revenue, in the comparable prior period. The increase in costs in the twelve-month period is consistent with the increase in the three-month period.

Amortization

The Company incurred non-production related amortization charges of $240,748 for the three months ended May 31, 2017 compared to $163,463 for the same period in the prior year. The increase in amortization charges are a result of the capital expenditures made during the prior and current year, the largest of which relates to the acquisitions of CannWay Pharmaceuticals Ltd. and land and greenhouses purchased from Cacciavillani and F.M. Farms Ltd.

The Company incurred non-production related amortization charges of $956,043 for the year ended May 31, 2017 compared to $361,763 for the same period in the previous year. The increase for the twelve-month period is consistent with the increase for the three-month period.

Research and development

Research and development costs of $58,327 were expensed during the three months ended May 31, 2017 compared to $2 in same period last year. These relate to costs associated with process validation of the Company’s internal chemistry and micro biology labs, as well as researching different aspects of genetics. The Company is also experimenting with different growing methods and methods of extraction of cannabis oils and related derivatives for future commercialization.

For the year ended May 31, 2017, the Company incurred research and development costs of $492,425 as opposed to $220,408 in the comparable prior period. The increase in costs primarily relates to:

•                  Validation of laboratory

•                  Development of processes and methods associated with extraction

•                  Phenotyping of genetics

Impairment of Intangible Assets

The Company incurred a non-cash expense of $3,500,000 relating to the impairment of its CannWay brand intangible asset. The Company recorded the impairment for the CannWay brand following the changes to reimbursement allowances for veterans, including an $8.50 per gram cap on reimbursement, effective November 24, 2016 and a limit to individual patient usage of 3.0 grams per day, effective May 24, 2017. In quantifying the impairment, the Company compared the carrying value as at the measurement date to its recoverable amount. The Company calculated its recoverable amount using the discounted cash flow technique, forecasting future sales attributable to the CannWay patient base over the remaining useful life based on the revised cap on VAC reimbursement policies combined with our current cost structure, net present valuing the result using a 15% discount rate.

Non-operating items

During the three months ended May 31, 2017, the Company incurred a non-operating loss of $4,425,107 consisting of a loss on its long-term investment portfolio of $5,572,278 (of which $4,649,596 represented a realized loss and $922,682 represented a loss of fair value), offset by consulting revenue of $295,208, $417,165 foreign exchange gain, $29,765 of finance income, net, $194,633 of gain on marketable securities and $210,400 of profit from its equity accounted investee, all compared to non-operating income of $109,550 in the prior year.

For the year ended May 31, 2017, the Company earned non-operating income of $5,724,179 consisting of gain on its investment portfolio of $3,571,129 (of which $6,311,979 represents fair value gains and realized gains of $2,268,757 offset by a realized loss of $5,009,607), $511,875 of consulting revenue, $482,596 of foreign exchange gains, $728,249 of finance income, net, $208,563 of gain on marketable securities and $210,400 of profit from its equity accounted investee and $11,367 related to a gain on the sale of capital assets, all compared to non-operating income of $288,622 in the prior year.

Net income (loss)

The Company incurred a loss for the three months ended May 31, 2017 of $2,592,742 or $(0.02) per share as opposed to net income of $1,302,164 or $0.02 per share in the same period of the prior year. The primary reason for the loss in the quarter was the $5,572,278 loss on the Company’s long-term investment portfolio.

The net income for the year ended May 31, 2017 was $4,198,455 or $0.04 per share as opposed to $397,961 or $0.01 per share in the same period of the prior year.

EBITDA

EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates EBITDA as net income (loss), plus (minus) income taxes (recovery), plus (minus) finance income, net plus amortization, plus impairment of intangible asset, plus share-based compensation, plus (minus) non-cash fair value (“FV”) adjustments related to biological assets, plus amortization of non-capital assets, plus (minus) loss (gain) on sale of capital assets, plus allowance for bad debts, plus (minus) loss (gain) on marketable securities, plus (minus) loss (profit) from equity accounted investee, plus (minus) EBITDA profit (loss) from equity accounted investee plus (minus) loss (gain) on long-term investments all as follows:

	Three months ended May		Year ended May
	2017	2016	2017	2016
Net income (loss)	$(2,592,742)	$1,302,164	$4,198,455	$397,961
Income tax expense (recovery)	133,762	(1,200,000)	133,762	(1,200,000)
Finance income, net	(29,765)	(109,550)	(728,249)	(281,497)
Amortization	508,574	410,973	1,941,576	952,178
Impairment of intangible asset	—	—	3,500,000	—
Share-based compensation	688,546	57,235	2,399,111	462,314
Non-cash FV adjustments in biological assets	(923,351)	(37,387)	(1,443,925)	4,646
Amortization of non-capital assets	3,112	58,254	66,613	193,009
Allowance for bad debts	(84,714)	38,996	60,662	51,402
Profit from equity accounted investee	(210,400)	—	(210,400)	—
EBITDA loss from equity accounted investee	(44,000)	—	(44,000)	—
Gain on sale of capital assets	—	—	(11,367)	(7,125)
Gain on marketable securities	(194,633)	—	(208,563)	—
Loss (gain) on long-term investments	5,572,278	—	(3,571,129)	—
EBITDA	$2,826,667	$520,685	$6,082,546	$572,888

LIQUIDITY AND CAPITAL RESOURCES

Cash flow generated from operations for the year improved by $6,313,699 from cash flow used in operations of $988,134 in the twelve-month period of the prior year to cash flow generated from operations of $5,325,565 in the current twelve-month period. The improvement in cash flow generated from operations is primarily a result of:

•                  Increased profitability for the period stemming from increased sales volume; and,

•                  Increased accounts payable and accrued liabilities, which primarily related to unpaid capital expenditures at the end of the period.

These factors were partially offset by:

•                  Increased inventory, where the increase is primarily made up of an increase in the amount of cannabis oil in storage; and,

•                  Increase in other receivables, where the increase is primarily made up of an increase in expected government remittances receivable related to our capital expansions.

Cash resources / working capital requirements

The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations. As at May 31, 2017, Aphria maintained $79,910,415 of cash and cash equivalents on hand plus $87,346,787 in liquid marketable securities, compared to $16,472,664 in cash and cash equivalents at May 31, 2016 and $84,351,132 in cash and cash equivalents plus $37,678,063 in liquid marketable securities at February 28, 2017. Liquid sources of cash increased $150,784,538 in the twelve-month period and increased $45,228,007 in the quarter.

Working capital provides funds for the Company to meet its operational and capital requirements. As at May 31, 2017, the Company maintained working capital of $169,051,562. Management expects the Company to have adequate funds available on hand to meet the Company’s planned growth and expansion of facilities over the next 24 months.

Capital and intangible asset expenditures

For the three months ended May 31, 2017, the Company invested $31,955,214 in capital and intangible assets, of which $233,820 are considered maintenance CAPEX and the remainder $31,721,394 growth CAPEX, related to the property acquisitions, the Company’s Part II, Part III and Part IV Expansions.

For the year ended May 31, 2017, the Company invested $67,834,650 in capital and intangible assets, of which $781,664 are considered maintenance CAPEX and the remainder, $67,052,986 growth CAPEX, related to the Company’s Part II Expansion and Part III Expansion.

Financial covenants

The Company met its financial covenants at all times since they have come into effect. The Company believes that it has sufficient operating room with respect to its financial covenants for the next fiscal year and does not anticipate being in breach of any of its financial covenants during this period.

Contractual obligations and off-balance sheet financing

In April 2017, the Company indemnified the landlord of the office space to be used by its equity accounted investee, DFMMJ Investments, Ltd., subsequently to be renamed Liberty Health Sciences Inc. after completion of a reverse takeover transaction.

During the year, the Company terminated its lease commitment for rental of greenhouse and warehouse space in conjunction with the purchase of the 265 Talbot St. West property. The Company continues to lease office space from a related party, the lease commitment ends December 31, 2018 with the option to renew for two additional five year terms, and the Company continues to lease office space in Toronto for $4,500 per month until September 2017. In April of 2017, the Company indemnified the landlord of the office space leased by Liberty Health Sciences Inc. at 35 McFaul Street, Toronto. As discussed above, the Company has agreed to contribute an additional $1,700,000 to Green Acre Capital Fund. The Company has a lease commitments until September 2019 and August 2020 for motor vehicles.

Minimum payments payable over the next five years are as follows:

		Payments due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Outstanding capital
related commitments	$22,098,567	$8,805,235	$13,293,332	$—	$—
Operating leases	69,794	50,712	19,082	—	—
Motor vehicle leases	83,016	28,911	50,838	3,267	—
Long-term debt	32,205,871	765,224	1,672,155	29,768,492	—
Total	$54,457,248	$9,650,082	$15,035,407	$29,771,759	$—

Except as disclosed elsewhere in this MD&A, there have been no material changes with respect to the contractual obligations of the Company during the year.

Share capital

Aphria has the following securities issued and outstanding, as at July 11, 2017:

	Presently		Exercisable &	Fully
	outstanding	Exercisable	in-the-money*	diluted
Common stock	138,819,504			138,819,504
Warrants	—	3,703,408	3,703,408	3,703,408
Stock options	—	3,911,242	3,684,580	5,917,701
Fully diluted				148,440,613

* Based on closing price on July 11, 2017

QUARTERLY RESULTS

The following table sets out certain unaudited financial information for each of the eight fiscal quarters up to and including the fourth quarter of fiscal 2017, ended May 31, 2017. The information has been derived from the Company’s unaudited consolidated financial statements, which in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements filed in the Company’s 2017 Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance and this information is not necessarily indicative of results for any future period.

	Aug/16	Nov/16	Feb/17	May/17
Revenue	$4,375,512	$5,226,589	$5,118,516	$5,717,866
Net income (loss)	895,269	945,678	4,950,250	(2,592,742)
Income per share - basic	0.01	0.01	0.04	(0.02)
Income per share — fully diluted	0.01	0.01	0.04	(0.02)

	Aug/15	Nov/15	Feb/16	May/16
Revenue	$950,740	$2,026,975	$2,679,898	$2,776,316
Net income (loss)	(476,825)	(431,098)	3,720	1,302,164
Loss per share - basic	(0.01)	(0.00)	0.00	0.02
Loss per share — fully diluted	(0.01)	(0.00)	0.00	0.02

RELATED PARTY BALANCES AND TRANSACTIONS

Prior to going public, the Company funded operations through the support of related parties. Since going public, the Company has continued to leverage the purchasing power of these related parties for certain of its growing related expenditures. Through these related parties, Aphria can leverage the purchasing power for growing related commodities and labour, which provides the Company with better rates than if Aphria was sourcing these on its own. These transactions are measured at their exchange amounts. The Company owed $nil to related parties as at May 31, 2017 (2016 - $nil). These amounts were due upon demand and are non-interest bearing. These parties are related as they are corporations that are controlled by certain officers and directors of the Company (Mr. Cole Cacciavillani and Mr. John Cervini).

During the twelve months ended May 31, 2017, related party corporations charged or incurred expenditures on behalf of the Company (including rent) totaling $387,892 (2016 - $1,139,788). Included in this amount was rent of $49,389 charged during the twelve months ended May 31, 2017 (2016 - $193,593).

The Company funded the start-up costs and operations of DFMMJ Investments, Ltd. The balance owing from the related party as at May 31, 2017 was $463,916 (May 31, 2016 - $nil).

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be publicly disclosed by a public company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of May 31, 2017, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) by and under the supervision of the Company’s management, including the CEO and the CFO. Based on this evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) are effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

Under the supervision of the CEO and CFO, the Company has designed internal controls over financial reporting (as defined in National Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management team used COSO to design the Company’s internal controls over financial reporting.

The CEO and CFO have caused an evaluation of the effectiveness of the Company’s internal controls over financial reporting as of May 31, 2017. This evaluation included documentation activities, management inquiries, tests of controls and other reviews as deemed appropriate by management in consideration of the size and nature of the Company’s business including those matters described above. Based on that evaluation, the CEO and the CFO concluded that the design and operating effectiveness of internal controls over financial reporting was effective as at May 31, 2017 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

It is important to understand that there are inherent limitations of internal controls as stated within COSO. Internal controls, no matter how well designed and operated, can only provide reasonable assurance to management and the Board of Directors regarding achievement of an entity’s objectives. A system of controls, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that an organization’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. Even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

There have been no changes in the Company’s internal controls over financial reporting during the year ended May 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

SUBSEQUENT EVENTS

On June 1, 2017, the Company’s subsidiary, CannWay was amalgamated with Pure Natures Wellness Inc. (o/a Aphria).

On June 22, 2017, the Company purchased land and buildings from a third party for approximately $500,000.

On June 30, 2017, the Company entered into a subscription agreement with Tokyo Smoke for the purchase of 140,845 common shares, for a total cost of $1,000,000.

This MD&A contains forward-looking statements within the meaning of applicable securities legislation with regards to expected financial performance, strategy and business conditions. We use words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, general economic and market conditions, investment performance, financial markets, legislative and regulatory changes, technological developments, catastrophic events and other business risks. These forward-looking statements are as of the date of this MD&A and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the following:

•                  the intended expansion of the Company’s facilities and receipt of approval from Health Canada to complete such expansion;

•                  the expected cost to produce a gram of dried cannabis;

•                  the expected cost to processing cannabis oil;

•                  the anticipated future gross margins of the Company’s operations; and,

•                  The Company’s investments in the United States, the characterization and consequences of those investments under Federal Law, and the framework for the enforcement of medical marijuana and marijuana-related offenses in the United States.